INVEST IN **CHASE ANALYTICS CORPORATION**

Analytics for Everyone: From Data to Decisions



chaselytics.com Fort Worth, TX

Highlights

1. The market for data analytics solutions is growing. Expected to reach about $684B by 2030.

2. The market has 11 major competitors. No dominant player; high opportunity for market entry.

3. The market is in dire need of an alternative solution. Our software is that alternative.

4. Our software is low cost, no code, easy to use. Offers real time analytics for retail businesses.

5. Some colleges will begin to use our software to enhance their data science programs this Fall.

Featured Investor



Charles Frimpong
Syndicate Lead

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Invested $5,000 ⓘ

"This new software is revolutionizing data analytics by redefining the future of AI. Unlike Microsoft or SAS, which require coding or technical skills for data solutions, Insight stands out as a unique tool that eliminates complexity, cost, and the need for specialized knowledge. Chase Analytics bridges the gap between skilled and novice data users, transforming costly software into an affordable tool and single-purpose applications into multipurpose solutions. It offers accessibility and a wide range of features that attract a diverse spectrum of consumers. Insight is designed to be inclusive, catering to college students, individuals, small businesses, and large corporations alike. I believe it is the most accessible and affordable multipurpose tool ever created in data science. Using Insight is the fast way to achieve your goals. It includes essential features for business management strategies, such as forecasting, budgeting, and pricing. Consumers will appreciate this tool for its functionality and reliability. I am excited to invest in Chase Analytics because it shows competitive promise in its early stages and has the potential for significant growth and expansion in the field of data science."

Our Founder



Gyasi Bawuah CEO

A fervent advocate for harnessing tech to effect transformative change, Gyasi conceived Insight Intelligent Analytics. This innovative platform simplifies data analysis, making it accessible to all & establishing Chase Analytics.

Pitch

Chase Analytics is a technology startup focused on developing data analytics software and business applications that enhance productivity.

Insight Intelligent Analytics

CHASE ANALYTICS CORPORATION

Gyasi Bawuah, MBA, MS
Founder & Director - Technology & Analytics
February, 2023



THE PROBLEMS

Costly Software	Expensive Talent	Talent Shortage	Coding Complexity	Unserved Market
Data analytics solutions can cost midsize companies hundreds of millions and billions for larger firms.	Data scientists' high salaries can cost companies up to $250,000 per year.	Demand for data scientists exceeds supply, with predicted 2.72 million job openings.	Data analytics tools require programming skills, complicating adoption.	Significant growth potential in data analytics for sales and profits.
Source: McKinsey Report, 2020	Source: Burtch Works Study, 2021	Source: Forbes, 2022	Source: NYIT Online, 2023	Source: Small Business Trends, 2019



OUR SOLUTION

Budget-Friendly	Ease of Use	No Coding	Multipurpose Software	Wider Reach
Ensuring that powerful data analytics are affordable to individuals and businesses of all sizes, from startups to large enterprises.	Offering guided analytics that enable users with no advanced knowledge in statistics to easily interpret data and make informed decisions.	Making deep insights accessible to everyone without the need for programming skills required by most of the current analytics applications.	Allowing users to handle a variety of specialized data tasks within a single application, enhancing productivity and reducing the need for multiple tools.	Appealing to the millions of prospective users across the globe who would have been left out of the data analytics ecosystem



INSIGHT INTELLIGENT ANALYTICS



KEY FEATURES

ADVANCED DATA ANALYSIS
- Data mining
- Data exploration
- Visual analytics
- Forecasting analytics
- Predictive modeling

PRICING ANALYTICS
- Price change analysis
- Price change frequency
- Product search engine
- Market analysis
- Near real time updates

TEXT ANALYTICS
- Sentiment analysis
- Voice of the customer
- Competitor sentiment analysis
- Sentiment trend
- Near real time updates



These three modules make up our key features: Advanced Data Analysis, Pricing Analytics, and Text Analytics.

MARKET OPPORTUNITY

KEY INDUSTRY TRENDS

Market to grow from $350 billion in 2024 to $700 billion by 2029.

Increasing reliance across sectors like retail.

Impact of AI, machine learning, and automation.

Real-time analytics, predictive modeling.

Market Size (in Billion $)

MARKET SHARE



Tableau (Salesforce)
15.87

11



NUMBER OF MAJOR COMPETITORS

11 major competitors offer diverse offerings in Advanced Data, Pricing, and Text Analytics.

No dominant player; high opportunity for market entry.

Top Competitor controls less than 16% of the market share.



- All Others 51.71
- Microsoft Power BI 14.20
- Sisense 0.26
- Alteryx 1.47
- Looker (Google Cloud) 1.80
- SAS (Statistical Analysis System) 12.10

PRODUCT OFFERING



NUMBER OF MAJOR COMPETITORS

Limited Full Suite:
None of the major competitors provides a complete set of all three modules: Pricing Analytics, Sentiment Analysis, Advanced Data Analysis.

Cost Comparison:
Average cost to the user for a comprehensive advanced analytics software is more than $5,000 per user/year.



SWOT ANALYSIS OF COMPETITOR



Strengths
- Industry-specific solutions
- Comprehensive analytics suite

Weaknesses
- High dependency on SAS environment
- High Cost to users
- Complex and expensive for beginners

Opportunities
- Regulatory compliance services
- Artificial intelligence integration

Threats
- Skill gap in the workforce
- Low-cost alternatives

BUSINESS & REVENUE MODELS

BUSINESS MODEL

Flexible Subscriptions:
Tailored to meet the needs of diverse user groups including individuals, small businesses, and large entities.

Free Trials to Conversion:
Free trials demonstrate tool value, leading to high conversion rates.

REVENUE MODEL

Sustainable Revenue:
Subscription-based model ensures a predictable, steady stream of income through long-term engagements.

Scalability:
Adaptable pricing accommodates various user rates and budget constraints, expanding market reach.

TARGET GROUPS

Wide Reach:
Catering to educators, professionals, and institutional users, supporting broad sector adoption.

reach.



MARKET TRACTION

STRATEGIC ACADEMIC PARTNERSHIPS

LIMITED GLOBAL INTEGRATION

- In Fall 2024 semester, we expect Insight Intelligent Analytics to be integrated into the data science programs of some selected top colleges and universities worldwide.

- This limited adoption will begin with Rockhurst University, Park University, and a few Non-Profit educational institutions.

- Some colleges in Africa will also be onboarded by the end of 2024 to give a broader exposure to the syste.

KEY BENEFITS

Enhanced Testing and Feedback
- Leveraging academic environments for rigorous platform testing and valuable feedback.

Business Alignment
- Bolstering our subscription model and driving future revenue growth through sustained academic engagements.



FUTURE ENHANCEMENTS

GENERATIVE AI INTEGRATION

Next-Level Analytics

Incorporating generative AI across all three modules—Advanced Data Analysis, Pricing Analytics, and Text Analytics—to refine and elevate guided analytics.

Competitive Edge

This innovation will set Insight Intelligent Analytics apart, boosting its distinctiveness in the market.

Increased Adoption

Enhanced capabilities are expected to drive wider use and attract a broader user base.



https://wefunder.com/chaseanalyticscorporation

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